To:
United States Securities and Exchange Commission
Division of Corporation Finance
Nancy Maloney
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

From:
Swedish Export Credit Corporation
Peter Yngwe
P.O. Box 16368
SE-103 27 Stockholm
Sweden

August 24, 2006

Re:
Swedish Export Credit Corporation
Form 20-F
Filed April 3, 2006
File No. 001-08382

        We are pleased to provide our answers and comments to questions and comments in relation to the Securities and Exchange Commission's ("SEC's" or "the Commission's") review of our filing on Form 20-F for the year ended December 31, 2005, as presented in a letter dated August 10, 2006, to Peter Yngwe, President, Swedish Export Credit Corporation ("SEK" or "the Company"). In the text below, we first present the question asked by the Commission (in Italic format) and after each question the answer from SEK. Please do not hesitate to contact us again if further discussion is needed.

  Form 20-F

  Item 11 Quantitative and Qualitative Disclosures About Market Risk, page 36

  1.
  We note your sensitivity analysis disclosures which expresses the potential loss in fair values due to selected hypothetical changes in market rates and prices. You state that for other relevant market rate risk you used changes between 5 and 40 basis points, however, one cannot tell the results from using each change. Please tell us and revise future filings to disclose the quantitative information resulting from each hypothetical change for each of your market risks. Refer to Item 11(ii) (A) of Form 20-F.

  Answer from SEK: The following qualitative information is given in relation to quantitative information on other relevant market risk related to trading:

  "Other Relevant Market Rate Risk

  The risk category comprises credit spread risks in transactions held for trading. Credit spread risk is defined as the risk arising from market value change that occurs as a result of shifts in the interest margin related to credit spread. The risk is measured as the change in the market value at a certain shift in the credit spread. The changed credit spread used when calculating this risk depends on the risk counterparty's rating and sector and the maturity of the exposure. Credit spread changes between 5 and 40 basis points have been used."

  The risk category other relevant market rate risk comprises only one risk category, credit spread risks. The changes in credit spreads are likely to differ depending on the financial instruments features with regard to risk counterparty's rating, sector, and the maturity of the exposure. Therefore, we have selected what we believe to be a reasonable hypothetical change individually for each instrument, all of which are within the range of 5-40 basis points. This is in contrast to, for example, interest rate risks, where all instruments, regardless of maturity have been calculated applying the same basis point change. We will clarify that in future filings.

  2.
  On page 37 you disclose that you excluded perpetual subordinated debt with related hedging transactions from your market risk calculations. Please tell us and revise future filings to disclose your basis excluding these instruments, citing authoritative literature as applicable.

  Answer from SEK: The basis for excluding the instrument is (i) the question of whether a subordinated debt, included in the capital base for capital adequacy calculation purposes, should be regarded as an item in the balance sheet subject to exposure to interest rate risk and (ii) the difficulties of calculating the interest rate risk to be hedged in a perpetual instrument.

  If we included perpetual subordinated debt with related hedging transactions in our market risk calculations, the reader would not be aware of these two factors discussed above. Instead, in order to be explicitly clear, we have disclosed the nominal amounts and maturities of these transactions. We will provide additional explanatory text in future filings. Furthermore, we will consider also providing a separate risk measure in future filings to avoid misunderstanding.

  Our view on interest risks is that they should be divided in different groups depending on the type of liability involved, since the risk characteristics are different.

  Interest rate risks associated with interest bearing assets financed with interest bearing liabilities can cause negative results and the liabilities do not contribute to the capital base. Such risk is possible to hedge completely. Interest rate risk associated with interest bearing assets financed with equity can not cause negative results but is more linked to the fulfillment of the owner's demand on return. This interest rate risk is not possible to fully hedge. Interest rate risk associated with interest bearing assets financed with perpetual subordinated debt is a middle group. This risk is normally not possible to hedge completely without losing the capital base effect from the liability. Interest rate risk in perpetual subordinated debt is consequently only partially possible to hedge.

  Consolidated Financial Statements

  3.
  Please revise your future filings to present your statement of changes in shareholder's funds on page F-3 for each of the last three years as required by Item 8.A of Form 20-F or advise us.

  Answer from SEK: We have noted your comment and agree that the statement of changes in shareholder's funds on page F-3 should have been presented for the last three years instead of only for the last two years. This will be corrected in future filings.

  Note 1. Accounting Principles—S-system statements page F-7

  4.
  We note that you do not include amounts related to the S-system income statements in Consolidated Group and Parent Company income statements but include all amounts related to the S-system balance sheets in the Consolidated Group and Parent Company balance sheets. Please tell us how you determined that this accounting accurately presents your consolidated results of operations and financial position and that this presentation is in compliance with accounting principles generally accepted in the United States.

  Answer from SEK: The accounting for the S-system in our opinion accurately presents our consolidated results of operations and financial position. As stated in Note 1, pursuant to agreements between SEK and the State, the State reimburses all interest differentials, financing costs and net foreign exchange losses under the S-system while any credits and related borrowings remain outstanding. Therefore a separate income statement showing the items the State will reimburse is presented. SEK's income statements (exclusive of the S-system) include only the items (income or expenses) that ultimately affect SEK's financial position. This treatment is consistent with primary financial reporting standards under Swedish GAAP.

  All items that would affect net profit and shareholders' funds are reflected in Swedish GAAP amounts and we believe that we have complied with the requirements of Form 20-F Items 17(c)(i) and (ii) as set forth in the reconciliations of net profit and shareholders' funds from Swedish GAAP to U.S. GAAP presented in Note 38 on pages F-37 and F-38.

  Note 38. Reconciliation to accounting principles generally accepted in the United States

  5.
  Please revise your future filings to include a statement of cash flows prepared in accordance with U.S. GAAP or furnish a quantified description of the material differences between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with U.S. GAAP. Refer to item 17(c) (iii) of Form 20-F.

  Answer from SEK: The statements of cash flows on page F-4 have been presented in accordance with International Accounting Standard number 7—Cash Flow Statements ("IAS 7"), as permitted under Item 17(c)(iii) of Form 20-F.

  We will revise future filings to include a statement in Note 38 confirming that the statements of cash flows are presented in accordance with IAS 7.

In connection with responding to your comments we acknowledge that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

Swedish Export Credit Corporation

Peter Yngwe
President